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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

OWENS CORNING
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
690742101
(CUSIP Number)
James C. Melville
Kaplan, Strangis and Kaplan, P.A.
5500 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN
(612) 375-1138
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	690742101

1	NAMES OF REPORTING PERSONS Owens Corning/Fibreboard Asbestos Personal Injury Trust FEIN: 20-5738616

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,100,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,100,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.04%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon the 127,771,070 shares of Common Stock issued and outstanding as of January 31, 2010, as reported in Owens Corning’s Form 10-K for the year ended December 31, 2009.

CUSIP No.	690742101

1	NAMES OF REPORTING PERSONS The PI Trust Advisory Committee, appointed under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006 as amended.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,100,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.04%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon the 127,771,070 shares of Common Stock issued and outstanding as of January 31, 2010, as reported in Owens Corning’s Form 10-K for the year ended December 31, 2009.

CUSIP No.	690742101

1	NAMES OF REPORTING PERSONS

	Michael J. Crames, in his capacity as the Future Claimants’ Representative under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006 as amended.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,100,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.04%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon the 127,771,070 shares of Common Stock issued and outstanding as of January 31, 2010, as reported in Owens Corning’s Form 10-K for the year ended December 31, 2009.

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed on December 19, 2006 as amended by Amendment No. 1 dated June 20, 2007 (as amended, the “Amended Schedule 13D”), and is being filed jointly on behalf of the Owens Corning/Fibreboard Asbestos Personal Injury Trust, a Delaware statutory trust (the “Trust”), formed pursuant to the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement dated October 31, 2006 (as amended, the “Trust Agreement”), the PI Trust Advisory Committee, a committee established under the Trust Agreement (the “TAC”), and Michael J. Crames, in his capacity as the Future Claimants’ Representative under the Trust Agreement, an individual empowered under the Trust Agreement to represent the interests of future holders of asbestos personal injury claims (each, a “Reporting Person,” and, collectively, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Owens Corning, a Delaware corporation (“Owens Corning”). The purpose of this Amendment No. 2 to Schedule 13D is primarily to report a change in the share ownership as a result of the sale by the Trust of 14,100,000 shares of Common Stock in an underwritten registered public offering and to report the other matters set forth below. An aggregate of 14,100,000 shares of Common Stock were sold at the closing on March 2, 2010 at a net price to the Trust of $22.8594 per share.
Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 2 to Schedule 13D shall have the meaning ascribed to them in the Amended Schedule 13D.
All disclosure for items contained in the Amended Schedule 13D where no new information is provided for such item in this Amendment No. 2 to Schedule 13D is incorporated herein by this reference.
Item 2. Identity and Background
Item 2 of the Amended Schedule 13D is hereby amended by adding the following two paragraphs at the end thereof:
At the time of the filing of the Amended Schedule 13D, Theodore Goldberg, Esq. was serving as a member of the TAC. Mr. Goldberg resigned from his position as a member of the TAC on July 1, 2009 pursuant to section 5.3(b) of the Trust Agreement and is no longer a Reporting Person. Also effective July 1, 2009, Mr. Goldberg appointed Mark C. Meyer, Esq. as his successor pursuant to section 5.4 of the Trust Agreement and Mr. Meyer agreed to serve as the successor member of the TAC. Unless the context otherwise requires, effective after July 1, 2009, references in the Amended Schedule 13D and herein to the TAC should be deemed to include Mr. Meyer as a member, serving in such capacity, and not to Mr. Goldberg, and Mr. Meyer, in his capacity as a member of the TAC, is a Reporting Person.
Mr. Meyer is a member of the law firm of Goldberg, Persky & White. During the last five years, Mr. Meyer has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Schedule I to the Amended Schedule 13D, which is incorporated by reference, is hereby amended by deleting reference to Mr. Goldberg therein and inserting in lieu thereof:
1.	Mark C. Meyer

2.	Goldberg, Persky & White PC 132 Jackson Street Johnstown, Pennsylvania 15901

3.	Mr. Meyer’s principal occupation is as an attorney and member of the law firm of Goldberg, Persky & White at the address listed above.

4.	United States

Item 4. Purpose of Transaction
Item 4 of the Amended Schedule 13D is hereby amended by adding the following paragraph at the end thereof:
On February 24, 2010, the Trust entered into a purchase agreement (the “Purchase Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated and J. P. Morgan Securities as the representatives (the “Representatives”) of several underwriters (collectively including the Representatives, the “Underwriters”) pursuant to which: (1) the Trust agreed to sell 12,261,000 shares of Common Stock to the Underwriters at $23.75 per share less an underwriting discount of $0.8906 per share in a registered underwritten public offering, and (2) the Trust granted an over-allotment option to the Underwriters up to 1,839,000 shares of Common Stock at the same pricing. On March 1, 2010 the Underwriters exercised the over-allotment option in full. The Trust sold an aggregate of 14,100,000 shares of Common Stock to the Underwriters at the closing on March 2, 2010. In accordance with the Purchase Agreement, the Trust entered into a letter agreement (the “Lock-up Agreement”) with the Representatives pursuant to which the Trust agreed that, for the 180-day period after February 24, 2010, the Trust will not, without the prior written consent of the Representatives, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or exercise any right with respect to the registration of any shares of Common Stock or enter into any swap or other agreement or transaction that transfers, in whole or part, directly or indirectly, the economic consequences of the ownership of the Common Stock.
Item 5. Interest in Securities of the Issuer
Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a) The Trust is the beneficial owner of 14,100,000 shares of Common Stock. Neither the TAC nor the FCR own any shares of Common Stock. However, the TAC and the FCR may be deemed to be part of a group of persons (as determined in accordance with Section 13(d) of the Act and the rules promulgated thereunder) with the Trust and, therefore, may also be deemed to be the beneficial owners of the 14,100,000 shares of Common Stock, individually and as a group. Based on Owens Corning’s Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission, there were 127,771,070 shares of Common Stock issued and outstanding as of January 31, 2010, the 14,100,000 shares of Common Stock beneficially owned by the Trust represent approximately 11.04% of the outstanding shares of Common Stock. Notwithstanding anything to the contrary contained herein, the TAC and the FCR expressly disclaim beneficial ownership of the 14,100,000 shares of Common Stock and this Statement on Schedule 13D shall not be construed as an admission by the TAC, the members of the TAC or the FCR that such persons are the beneficial owners for any purpose of the shares of Common Stock covered by this Schedule 13D.
(b) The Trust (acting through its Trustees), the TAC (acting through its members) and the FCR may be deemed to share the power to vote 14,100,000 shares of Common Stock solely due to the consent rights of the TAC and the FCR under the Trust Agreement with respect to the manner in which the Trust (i) votes the Common Stock exclusively for the purpose of electing members of the Owens Corning Board of Directors, and (ii) votes for any revision to Owens Corning’s corporate charter and by-laws, which affect the rights of the Trust. Neither the TAC nor the FCR have any other power to vote or direct the vote of shares of the Common Stock reported herein. The Trust has the sole power to dispose or direct the disposition of all of the shares of Common Stock reported herein, and neither the TAC nor the FCR have any power to dispose or direct the disposition of such shares of Common Stock.
(c) Except for the sale of 14,100,000 shares of Common Stock on March 2, 2010 by the Trust to the Representatives under the Purchase Agreement as described in Item 4 above, none of the Trust, the Trustees, the TAC, the members of the TAC nor the FCR has engaged in any transactions in the Common Stock that were effected during the past sixty days.
(d) No person, other than the Trust, has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock beneficially owned by the Trust.
(e) On July 1, 2009, Mr. Goldberg resigned from his position as a member of the TAC pursuant to section 5.3(b) of the Trust Agreement and as of such date may no longer be deemed to be (i) part of a group of persons (as determined in accordance with Section 13(d) of the Act and the rules promulgated thereunder) with the Trust, the TAC and the FCR or (ii) the beneficial owner of the shares of Common Stock beneficially owned by the Trust.

Item 7. Material to Be Filed as Exhibits

EXHIBIT NUMBER	TITLE

1	Purchase Agreement dated February 24, 2010 by and among the Trust and the Representatives.

2	Lock-up Agreement dated February 24, 2010 by and among the Trust and the Representatives.

3	Joint Filing Agreement dated February 24, 2010 by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 2, 2010

OWENS CORNING/FIBREBOARD ASBESTOS PERSONAL INJURY TRUST
/s/ Harry Huge
Harry Huge, Trustee

/s/ D. LeAnne Jackson
D. LeAnne Jackson, Trustee

/s/ Dean M. Trafelet
Dean M. Trafelet, Managing Trustee

PI TRUST ADVISORY COMMITTEE
/s/ Matthew Bergman
Matthew Bergman, Esq.

/s/ Russell W. Budd
Russell W. Budd, Esq.

/s/ John D. Cooney
John D. Cooney, Esq.

/s/ James Ferraro
James Ferraro, Esq.

/s/ Mark C. Meyer
Mark C. Meyer, Esq.

/s/ Steven Kazan
Steven Kazan, Esq.

/s/ Joseph F. Rice
Joseph F. Rice, Esq.

/s/ Armand J. Volta, Jr.
Armand J. Volta, Jr., Esq.

/s/ Perry Weitz
Perry Weitz, Esq.

FUTURE CLAIMANTS’ REPRESENTATIVE, under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006
/s/ Michael J. Crames
Michael J. Crames